# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Cepton, Inc., CIK 0001498233
CUSIP: 15673X200
Title of class of securities: Common stock, par value $0.00001 per share
Address of issuer's principal executive offices: 399 WEST TRIMBLE ROAD, SAN JOSE, California (CA), 95131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001546172

## Reporting persons
- WESTERLY CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Cepton, Inc.
Address of issuer's principal executive offices: 399 WEST TRIMBLE ROAD, SAN JOSE, CALIFORNIA, 95131.

## Item 2. Person Filing
Name of person filing: Westerly Capital Management, LLC
Address of principal business office or, if none, residence:
Westerly Capital Management, LLC
201 Mission Street,
Suite 580
San Francisco, CA 94105
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Refer to Item 9 of the cover page for the Reporting Person.
Percent of class: Refer to Item 11 of the cover page for the Reporting Person.
Sole power to vote or to direct the vote: Refer to Item 5 of the cover page for the Reporting Person.
Shared power to vote or to direct the vote: Refer to Item 6 of the cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: Refer to Item 7 of the cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: Refer to Item 8 of the cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- WESTERLY CAPITAL MANAGEMENT, LLC: Christopher J. Galvin, Managing Member (02/20/2025)